Exhibit (a)(1)(L)

To:	Micro Linear Corporation Optionees

From:	Tim Richardson, President and Chief Executive Officer

Date:	March 8, 2006

Re:	Amendments to Stock Option Exchange Offer
Pursuant to Section 14 of the Exchange Offer distributed to you on February 27, 2006, relating to Micro Linear Corporation’s pending offer to exchange eligible options to purchase shares of our common stock for new options, we have supplemented and amended the Exchange Offer as indicated in the attached document to effect certain clarifications and modifications. These changes do not alter the financial terms of the Exchange Offer and, other than as indicated in the attached Amendments to the Exchange Offer, all other terms of the Exchange Offer remain unchanged.
Please note that the Exchange Offer expires at midnight, U.S. Pacific (San Jose) Time, on Monday, March 27, 2006, unless it is extended. If you wish to tender your eligible options, you must properly complete and sign the Election Form in accordance with its instructions, and deliver it and any other required documents to us by email at optionexchange@microlinear.com, by fax at (408) 432-1237, or by mail, hand delivery or overnight courier to Jenette Jimenez, Micro Linear Corporation, 2050 Concourse Drive, San Jose, California 95131, so that we receive it before midnight, U.S. Pacific (San Jose) Time, on Monday, March 27, 2006. If we receive the Election Form and any other required documents at or following midnight, U.S. Pacific (San Jose) Time, on Monday, March 27, 2006, your tender will not be timely and will not be accepted by us, even if you sent the Election Form prior to that time.
For additional information about these amendments, or the Exchange Offer generally, please send an email to optionexchange@microlinear.com.

MICRO LINEAR CORPORATION
AMENDMENTS TO THE EXCHANGE OFFER
MARCH 8, 2006
The Exchange Offer distributed to you on February 27, 2006 is hereby supplemented and amended as set forth below. Other than as set forth below, all other terms of the Exchange Offer remain unchanged.
1.     The table under Section 1 of the Exchange Offer (“Number of Eligible Options, Eligible Employees, Expiration Date of the Exchange Offer”), located at page 12 of the Exchange Offer, has been amended to reduce the number of shares underlying eligible options by 60,000 shares, representing options held by the Company’s Chief Executive Officer in his capacity as a director of the Company. These options, which were granted to Mr. Richardson under the Company’s 1994 Director Stock Option Plan, do not constitute “eligible options” for purposes of the Exchange Offer and were inadvertently included in the table on page 12 of the Exchange Offer. In connection with the foregoing, the table on page 1 of the Exchange Offer is amended to read, in its entirety, as follows:

				Maximum
				Number of
				Shares
	Number of	Weighted		Underlying
	Shares	Average	Weighted	New
	Underlying	Exercise	Average	Options that
Applicable	Eligible	Price Per	Remaining	May be
Exchange Ratio	Options (1)	Share	Life (Years)	Granted
1-for-1	1,252,782	$4.20	7.4	1,252,782
1-for-1.1	498,200	3.96	6.5	452,903
1-for-1.3	510,000	3.52	6.3	392,306

Total	2,260,982	$3.99	6.9	2,097,991

(1)     1,007,782 of the total options outstanding on February 27, 2006 were fully vested. year vesting schedule subject to continued employment through the applicable vesting date.
2.     The final paragraph under Section 6 of the Exchange Offer (“Conditions of this Exchange Offer”), located at page 16 of the Exchange Offer, is amended to read, in its entirety, as follows:
The conditions to this exchange offer are for our benefit. We may assert them in our sole discretion prior to the expiration date of the exchange offer regardless of the circumstances giving rise to them (other than circumstances caused by our action or inaction). We may waive them, in whole or in part, at any time and from time to time prior to the expiration date of the exchange offer, in our sole discretion, whether or not we waive any other condition to this exchange offer. Subject to any order or decision by a court or arbitrator of competent jurisdiction, any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

3.     The second paragraph under Section 8 of the Exchange Offer (“Source and Amount of Consideration; Terms of New Options”), located at page 18 of the Exchange Offer, is amended to read, in its entirety, as follows:
If we receive and accept tenders of all of the 2,260,980 currently outstanding eligible options, of which 1,007,782 shares are fully vested, we would issue new options exercisable into an aggregate of approximately 2,097,991 shares of our common stock, resulting in a net decrease in options outstanding of approximately 162,991 shares.
4.     Footnote (1) of the table appearing under Section 10 of the Exchange Offer (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of MLIN”), located at page 22 of the Exchange Offer, is amended to add the following sentence at the end thereof:
Mr. Richardson was granted options to purchase an aggregate of 60,000 shares of our common stock in his capacity as a director of the Company. These options, which were granted under the Company’s 1994 Director Stock Option Plan, do not constitute “eligible options” and are therefore not eligible for exchange in this exchange offer.

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